                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3/A

                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                           MARLTON TECHNOLOGIES, INC.
                              (Name of the Issuer)

                           MARLTON TECHNOLOGIES, INC.
                       (Name of Persons Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    571263102
                      (CUSIP Number of Class of Securities)

     Alan I. Goldberg, Esq.                     Robert B. Murphy, Esq.
     Marlton Technologies, Inc.                 Pepper Hamilton LLP
     2828 Charter Road                          600 Fourteenth Street, N.W.
     Philadelphia, PA 19154                     Washington, D.C. 20005-2004
     (215) 676 - 6900                           (202) 220-1200
   -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange
Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
                $1,562,500                            $183.91

          Transaction Valuation*               Amount of Filing Fee

--------------------------------------------------------------------------------
-----------------------------

*    The amount of the filing fee, calculated in accordance with Exchange Act
Rule 0-11.

[x]  Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $183.91

Form or Registration No.: Schedule 14A

Filing Party: Marlton Technologies, Inc.

Date Filed: September 28, 2005

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS
UNLAWFUL AND A CRIMINAL OFFENSE.

                                     - 2 -

                                  INTRODUCTION

      This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3
(this  "Amendment")  is filed by  Marlton  Technologies,  Inc.,  a  Pennsylvania
Corporation  ("Marlton" or the  "Company"),  and amends and supplements the Rule
13e-3  Transaction  Statement on Schedule  13E-3,  as amended by Amendment No. 2 thereto (as so amended by  Amendment No. 1,  Amendment No. 2 and this Amendment,
the   "Schedule"),  filed  on  September  28,  2005,  September  30, 2005  and
October 27, 2005, respectively,  with the Securities  and   Exchange  Commission
(the  "SEC").   The   Schedule   relates  to  a   proposal  to   the   Company's
shareholders  to approve a 1 for 5,000 reverse stock split of  the  outstanding shares of the Company's Common Stock.

      Concurrently  with the filing of this Amendment,  the Company is filing an amended preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the  Securities  Exchange  Act of 1934,  as amended,  relating to the Special
Meeting of Marlton Shareholders at which the shareholders will consider and vote upon the proposed 1 for 5,000 reverse stock split. A copy of the Proxy Statement is incorporated by reference herein as exhibit (a).

      The information in the Proxy Statement, including all schedules, exhibits, appendices,  and annexes  thereto,  is hereby expressly  incorporated  herein by reference  to Items 1 through 15 of the  Schedule.  As of the date  hereof,  the
Proxy  Statement  is in  preliminary  form  and  is  subject  to  amendment  and completion.  The Schedule will be further  amended to reflect such  amendment or completion of the Proxy Statement.

                                     - 3 -

Item 16.          EXHIBITS.

                  (a)      Preliminary Proxy Statement and Form of Proxy for the
                           Special Meeting of Shareholders of Marlton
                           Technologies, Inc.*

                  (b)      (1.1)    Loan Facility with Bank of America, N.A.**

                           (1.2)    Bank of America Consent Letter, dated October
                                    3, 2005.

                  (c)      (1)      Fairness Opinion of Mufson Howe Hunter &
                                    Partners LLC*

                           (2)      Fairness Opinion Presentation by Mufson Howe
                                    Hunter & Partners LLC to the Marlton Special
                                    Committee attached as Exhibit B to this
                                    statement.+

                  (d)      Stockholders' Agreement***

                  (f)      Not Applicable - Appraisal Rights Unavailable

                  (g)      None

                  + Previously filed.

                  * Incorporated herein by reference to Marlton's amended preliminary
Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on
November 10, 2005.

                  ** Incorporated herein by reference to Exhibit 10.40 of
Marlton's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.

                  *** Incorporated herein by reference to Exhibit 10.5 of
Marlton's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2001.

                                      - 4 -

                                    SIGNATURE

                  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  November 14, 2005

                                               MARLTON TECHNOLOGIES, INC.

                                               By:  /s/ Jeffrey K. Harrow
                                                   ---------------------------
                                                   Jeffrey K. Harrow

                                                   Chairman

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